FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

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Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Paris, July 16, 2004

Press release

SUEZ reduces its stake in Aguas Andinas through Agbar

SUEZ and AGBAR*, historical partners in Spain and South America, concluded an agreement where SUEZ sold 30.1% of its stake in IAM (Inversiones Aguas Metropolitanas Limitada), the majority stakeholder (51.2%) of Aguas Andinas** in Chile to AGBAR.

After completion of this transaction, whose closing should be finalized by the end of July 2004, SUEZ and AGBAR will respectively own 19.9% and 80.1% of IAM.

This operation is conform to SUEZ’s decision to optimize and reduce capital employed in developing countries. It will also contribute to reduce SUEZ’s net debt by over EUR 220 million for the second semester 2004.

* SUEZ has a 25,5% stake in AGBAR, Spain’s n° 1 water and sewage player, through Hisusa and directly.

** Aguas Andinas contribution to SUEZ 2003 annual results : 215 m€ in revenues and 137 m€ in EBITDA. SUEZ had 1485 m€ total capital employed in Aguas Andinas on 31/12/2003.

SUEZ (www.suez.com) is an international industrial and services Group, active in sustainable development, providing companies, municipalities, and individuals innovative solutions in Energy and the Environment. SUEZ is listed on the Euronext Paris, Euronext Brussels, Luxembourg, Zurich and New York Stock Exchanges and is an official supporter of Paris 2012.

Disclaimer

This press release contains certain forward-looking statements, particularly with respect to future events, trends, plans or objectives. These statements are based on management’s current views and assumptions and involve a number of risks and uncertainties which may lead to a significant difference between actual results and those suggested either explicitly or implicitly in these statements (or suggested by past results). Additional information about these risks and uncertainties appears in documents filed by SUEZ with the U.S. Securities and Exchange Commission and the Autorité des Marchés Financiers (French securities regulator). The present forward-looking statements are offered as of the date of release, with no undertaking by SUEZ to update or revise them, whether in connection with new information, future events, or any other factor.

Press contacts:	Financial analyst contacts:
For France:
Catherine Guillon: +331 4006 6715	Bertrand Haas: +331 4006 6609

For Belgium:
Guy Dellicour: +322 370 34 05

This release is also available on the Internet: http://www.suez.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 16, 2004	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary